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                             April 13, 2023

       Gregory S. Lovins
       Chief Financial Officer
       Avery Dennison Corporation
       8080 Norton Parkway
       Mentor, OH 44060

                                                        Re: Avery Dennison
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 22,
2023
                                                            File No. 001-07685

       Dear Gregory S. Lovins:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 21

   1. Refer to your discussion of free cash flow and similarly in your earnings releases and 10-
                                                        Q filings. Given that
free cash flow is typically calculated as cash from operating activities as presented
in the statement of cash flows under GAAP, less capital
                                                        expenditures, please
revise the title of these measures to something similar to
                                                        ``Adjusted Free Cash
Flow     to alert your investors that it has been adjusted from the measure typically
referred to as ``Free Cash Flow.     Please refer to Question No. 102.07
                                                        of the Compliance &
Disclosure Interpretations ("C&DIs") on Non-GAAP Financial
                                                        Measures, updated
December 13, 2022.
 Gregory S. Lovins
FirstName   LastNameGregory
Avery Dennison   Corporation S. Lovins
Comapany
April       NameAvery Dennison Corporation
       13, 2023
April 213, 2023 Page 2
Page
FirstName LastName
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 48

2. Please expand your revenue recognition policy to discuss how and when revenue for your specific products within your two reportable segments is recognized. For example, disclose for which products and services revenue is recognized at a point in time and those that are recognized over time, including the input measures used in recognizing the revenue. Disclose when control of your products or services is transferred to the customer, along with the related performance obligations. Your current disclosure in the first paragraph is general in nature, and should be expanded or tailored to be specific to the nature of the products and services you provide. For example, we note your Materials
         Group segment manufactures and sells pressure-sensitive label materials and performance tapes products, brand graphics and reflective products, whereas your Solutions Group segment offers RFID solutions, branding and embellishment solutions, data management and identification solutions, etc. as disclosed in the Business section and also in Note 15.
         Please revise your disclosures accordingly. Refer to ASC 606-10-25-14 through 25-18 and ASC 606-10-50-12.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at
(202) 551-
3777 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing